BB 3/11 *

AB 3/20

SECUR 06004089 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 44108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza 27th Floor
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Potter (212) 969-9292
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

5/31/06

OATH OR AFFIRMATION

I, William Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert R. Meredith & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public

TENA M. MIHALICS
Notary Public, State of New York
No. 01MI6131248
Qualified in Ulster County
Commission Expires 8/1/2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

ROBERT R. MEREDITH & CO., INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Robert R. Meredith & Co., Inc.

We have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 31, 2006 except for
Note 9, which is as of February 3, 2006

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	72,090
Cash, restricted		100,200
Receivable from clearing broker		308,964
Due from affiliates		100,954
Fixed assets, net		63,120
Other assets		55,280
	$	700,608
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	311,473
Stockholder's equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		100,000
Additional paid-in capital		702,444
Accumulated deficit		(413,309)
Total stockholder's equity		389,135
	$	700,608

See accompanying notes to financial statements.

1. Nature of operations

Robert R. Meredith & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization principally using the straight-line method as follows:

Assets	Estimated Useful Life
Telephone and computer equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

Impairment of Long-Lived Assets

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicated the remaining estimated useful life of long-lived assets, may warrant revision, or the remaining balance may not be recoverable.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Revenues derived from commissions earned on the sale of securities are recorded on a trade-date basis as security transactions occur.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company files its federal, state and city income tax returns on a consolidated basis with its parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The current provision for income taxes as well as the deferred tax benefit is recorded in the receivable from its parent. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $70,000 which was approximately $49,000 in excess of its minimum requirement of approximately $21,000.

4. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $100,000.

5. Fixed assets

Details of fixed assets at December 31, 2005 are as follows:

Telephone and computer equipment	$ 350,177
Furniture and fixtures	252,845
Leasehold improvements	253,665
	856,687
Less accumulated depreciation and amortization	793,567
	$ 63,120

6. Related party transactions and liquidity

Substantially all of revenues generated by the Company are derived from the clients of an affiliate which is 100% owned by the Company's Parent, Meredith Financial Group, Inc. (collectively "MFG"). At December 31, 2005, the Company had a net receivable from MFG aggregating approximately $101,000, net of an allowance for doubtful accounts of approximately $178,000.

The Company's Parent, MFG, did not generate positive cash flow from operations for the year ended December 31, 2005. In addition, the Company is dependent upon MFG for the continuing provision of resources such as overhead and personnel. For the year ended December 31, 2005, the Company was charged approximately $507,000 by an affiliate for the Company's allocated portion of overhead, personnel, and facility expenses. MFG believes that its current cash resources, coupled with management's aggressive cost cutting measures of overhead, personnel, and facility expenses, should be adequate to fund its own operations as well as the Company's operations for the year ending December 31, 2006. The Company's long-term liquidity is dependent on its ability to develop working capital and attain future profitable operations.

7. Profit sharing plan

The Company has a 401(k) profit sharing plan (the "Plan") which covers substantially all employees that meet certain eligibility requirements. The participants of the Plan are permitted to defer up to 20% of their compensation annually; however, the deferral may not exceed the Internal Revenue Code limitation. The Company amended its Plan during 2005 and no longer matches participant contributions.

8. Income taxes

The Company's deferred income tax asset aggregating approximately $194,000 results primarily from deferred rent (included in accrued expenses) of approximately $254,000. The Company has established a valuation allowance equal to the deferred income tax asset as of December 31, 2005. For the year ended December 31, 2005, the decrease in the deferred tax asset of $19,000 was offset with a corresponding decrease in the valuation allowance to the deferred tax asset.

8. Income taxes (continued)

Income taxes (benefit) for the year ended December 31, 2005 are summarized as follows:

Federal	$ 10,000
State and city	3,000
	13,000
Deferred	
Federal	4,000
State and city	2,000
	6,000
Change in valuation allowance	(19,000)
Deferred taxes, net of change in valuation allowance	(13,000)
Total income taxes	$ -
Effective tax rate	45%

9. Commitments

During 2005, the Company rented its facility under a lease which was originally set to expire in September 2009. In addition to the base rent, the lease provided for the Company to pay escalations in property taxes and operating expenses. In February 2006, MFG, including the Company, reached a settlement agreement with the lessor to be relieved of any further liability under this lease. In February 2006, MFG reached an agreement to rent office facilities on a month-to-month basis for approximately $12,000 per month. MFG must provide 90 days notice to be released from this agreement.

At December 31, 2005, the Company was obligated under a letter of credit for $100,000, which was collateralized by the restricted cash. In February 2006, this amount was transferred to the lessor as part of the negotiated settlement amount.

In exchange for the release, MFG paid approximately $200,000, of which $100,000 was released from restricted cash, to the lessor which primarily consisted of past due rent.

Rent expense was approximately $89,000, net of amounts reimbursed by an affiliate (Note 6).

10. Off-balance-sheet risk and concentration of credit risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk on cash.